SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 02 September 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Directorate Change dated 25 August 2005
99.2	Australia and NZ Disposal dated 01 September 2005

99.1

25 August 2005

                       InterContinental Hotels Group PLC
                               Board Appointments

InterContinental Hotels Group PLC (IHG) today announces that Jonathan ("Jon")
Linen and Jennifer Laing have been appointed as additional independent non-executive directors of the company. Jennifer Laing will join the IHG board with effect from today.  Jonathan Linen will join the IHG board with effect from
1 December 2005.

Jon Linen, aged 61, is Vice Chairman of the American Express Company, a position he has held since 1993, and a member of the American Express Global Leadership and Global Management Teams. He was formerly President and Chief Operating
Officer of American Express Travel Related Services Company Inc.  He joined the
American Express Company in 1969 and held a range of positions in New Product
Development, Service Establishment, Marketing and Sales, and Travel Services
based in both the US and the UK. He also served as President and Chief Executive
Officer of Shearson Lehman Brothers, when it was owned by American Express in the early 1990s. Jon is a member of the Council on Foreign Relations and is on the executive committee of The Travel Business RoundTable, The World Travel and
Tourism Council and NYC&Company.  He is a director of Bausch and Lomb, Yum!
Brands, Inc. and the US Travel and Tourism Promotional Advisory Board.

Jennifer Laing, aged 58, is Associate Dean, External Relations at the London
Business School, a role which encompasses the development and enhancement of the
London Business School brand globally.  She has held this position since 2002.
Prior to this she was with Saatchi & Saatchi, most recently as Chairman and CEO of their North American Operations.  In the late 1980s she ran and then acquired an advertising agency which became Laing Henry Limited, before selling the business to Saatchi & Saatchi in 1995.  She then became Chairman, Saatchi &
Saatchi Advertising UK and later progressed to the board of Saatchi & Saatchi
Worldwide. Jennifer is a non-executive director of Hudson Highland Group Inc., a
US human resources company, and was formerly a non-executive director of Remploy and a non-executive director of the Great Ormond Street Hospital for Children
NHS Trust.  She is also a Fellow of the Marketing Society and a Fellow of the
Institute of Practitioners in Advertising.

Commenting on their appointments, David Webster, IHG's non-executive chairman, said "I am delighted that Jon and Jennifer have agreed to join our board and we very much look forward to welcoming them at this important time in the strategic development of the company.  Their depth of experience in their respective professional fields, worldwide travel and advertising (associated with brand success), mean they will both become invaluable members of the non-executive team".

Jon Linen and Jennifer Laing will serve on the remuneration and audit committees respectively of the IHG board and both will serve on the nomination committee.

-ends-

For further information, please contact:

Investor Relations - InterContinental Hotels Group               +44 (0) 1753 410 176
(Gavin Flynn, Paul Edgecliffe-Johnson):                          +44 (0) 7808 098 972

Media Enquiries - InterContinental Hotels Group                  +44 (0) 1753 410 425
(Leslie McGibbon):                                               +44 (0) 7808 094 471

Notes to Editors

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 25 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

99.2

                         INTERCONTINENTAL HOTELS GROUP

SALE OF 10 HOTELS IN AUSTRALIA, NEW ZEALAND AND FIJI FOR A$405 MILLION (£170
                                       MILLION)

(LONDON) 1 September 2005-InterContinental Hotels Group PLC ("IHG") today announced it has sold nine hotels in Australia and New Zealand to Eureka Funds
Management Ltd ("Eureka"), for A$390 million (£164 million) in cash (before transaction costs), above the net book value of A$315 million (£133 million).

IHG has also sold a further hotel, Holiday Inn, Suva, to FNPF Investment Limited
(FIL) the wholly-owned subsidiary of the Fiji National Provident Fund ("FNPF")
for A$15 million (£6 million) in cash, bringing the total sale price of the ten hotels to A$405 million (£170 million).

IHG will continue to manage the hotels for Eureka and FNPF under ten year management contracts, each with an option to extend for ten further years at
IHG's discretion. Management fees in the first full year are expected to be ca.
US$4 million.

The transactions are expected to complete in the fourth quarter of 2005.
Proceeds will be used for general corporate purposes.

The ten hotels (2,310 rooms) were placed on the market in April 2005 as part of
IHG's continuing asset disposal programme.  They consist of InterContinental
Wellington in New Zealand, three Crowne Plaza hotels in Australia, five Holiday
Inn hotels in Australia and Holiday Inn Suva in Fiji.

Andrew Cosslett, Chief Executive, IHG commented: "The team in Australia have secured a deal which has resulted in transaction terms beyond our initial expectations and attractive long term contracts. We are delighted to be establishing long term relationships with business partners of the calibre of
Eureka and FNPF. They join a growing group of leading investors world wide, who have demonstrated their faith in InterContinental Hotels Group brands and expertise."

Bob Kelly, Managing Director of Eureka, stated: "The transaction reflects the increased acceptance of the hotel sector by its institutional investors. We look forward to a strong relationship with InterContinental Hotels Group. The brand diversity, location spread and strong business foundation which have been laid by the Group through its ownership and management over the years were the key attractions of the portfolio of hotels to Eureka."

Transaction details

1.  IHG has sold nine (9) hotels to Eureka Funds Management Ltd for a total sale price of A$390 million (£164 million) (before transaction costs), above net book value of A$315 million (£133 million).

2.  IHG has sold Holiday Inn Suva to the Fiji National Provident Fund for F$19
million (£6 million). Net book value of this asset was £5 million.

3.  No tax charge arises and no cash tax is expected to be payable as a result of these transactions.

4. Management fees in first full year expected to be ca. US$4 million

5. Since Separation in April 2003, including today's announcement, IHG will have disposed of 136 hotels with proceeds of £2.0 billion.  Nine properties remain on the market with a net book value of ca. £220 million.

Sales announced today: 10 hotels, 2,310 rooms, net proceeds of £170 million:

                                                        2004            2003
                                                        US$             US$
Revenue                                                 113              97
EBITDA                                                   27              23
EBIT                                                     16              15

Hotel                                                               Rooms
InterContinental Wellington, New Zealand                              231
Crowne Plaza Canberra                                                 295
Crowne Plaza Coogee Beach                                             207
Crowne Plaza Terrigal                                                 196
Holiday Inn Melbourne                                                 383
Holiday Inn on Flinders, Melbourne                                    200
Holiday Inn City Centre Perth                                         181
Holiday Inn Potts Point                                               288
Holiday Inn Townsville                                                199
Holiday Inn Suva                                                      130

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson):   +44 (0) 1753 410 176
                                                            +44 (0) 7808 098 972
Media Affairs (Leslie McGibbon):                            +44 (0) 1753 410 425
                                                            +44 (0) 7808 094 471

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza®) Hotels & Resorts, Holiday Inn& Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 24 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ' target', 'expect', 'intend', 'believe' or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in "Risk Factors" in the InterContinental Hotels Group PLC Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	02 September 2005